UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 1-6523

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Bank of America 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

THE BANK OF AMERICA 401(k) PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE WITH

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2007 AND 2006

MORRIS, DAVIS & CHAN LLP

Certified Public Accountants

The Bank of America 401(k) Plan

Index to Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 19

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets	20 - 29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

The Bank of America 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Bank of America 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morris, Davis & Chan LLP

Charlotte, North Carolina

June 6, 2008

The Bank of America 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets

Investments, at fair value
Money market and interest bearing cash	$136,692,967	$105,125,885
U.S. government and government agency obligations	1,376,816	1,477,232
Corporate debt	392,032	521,353
Asset-backed securities	393,387	435,558
Mutual funds	4,933,053,204	4,251,189,387
Common and collective trusts	25,076,607	23,774,952
Common and preferred stocks	3,005,095,398	4,137,057,310
Investment contracts	1,318,255,931	1,204,206,241
Wrap contracts	(365,778)	(349,705)
Other investments	105,656,140	73,268,341

Total investments	9,525,626,704	9,796,706,554

Accrued dividends and interest receivable	1,922,778	1,187,415
Employer contribution receivable	30,007,952	25,535,157
Employee contribution receivable	15,462,967	14,780,034
Other receivable	1,225,732	748,372

Total assets	9,574,246,133	9,838,957,532

Liabilities

Due to broker for securities purchased	29,070,704	16,502,243
Other payable	131,090	253,718

Total liabilities	29,201,794	16,755,961

Net assets reflecting all investments at fair value	9,545,044,339	9,822,201,571

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5)	1,593,461	12,288,400

Net assets available for benefits	$9,546,637,800	$9,834,489,971

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

	2007	2006
Additions

Investment (loss) income
Net (depreciation) appreciation in fair value of investments (Note 6)	$(999,281,545)	$916,117,512
Interest	73,781,459	63,273,286
Dividends	178,982,331	169,386,975
Investment income from registered investment companies	348,504,436	207,214,393
Other income	1,186,085	1,393,843

Total investment (loss) income	(396,827,234)	1,357,386,009

Contributions
Employees	669,757,704	550,938,393
Employer	297,882,851	256,073,608

Total contributions	967,640,555	807,012,001

Total additions	570,813,321	2,164,398,010

Deductions

Benefits paid to plan participants	858,142,782	766,932,280
Trustee and administrative fees (Note 2)	1,739,854	5,179,546
Other expense	177,575	227,115

Total deductions	860,060,211	772,338,941

Net (decrease) increase before mergers and transfers	(289,246,890)	1,392,059,069

Transfer from HealthLogic Systems Corporation 401(k) Plan (Note 1)	1,394,719	—

Net (decrease) increase	(287,852,171)	1,392,059,069

Net assets available for benefits
Beginning of year	9,834,489,971	8,442,430,902

End of year	$9,546,637,800	$9,834,489,971

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of the Plan

The following description of The Bank of America 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Associate Handbook and any supplements thereto for a more complete description of applicable Plan provisions. Other Plan provisions may also apply to participants from predecessor plans assumed by Bank of America Corporation (the Corporation) and merged into the Plan.

Plan Sponsor and Participating Employers

The Corporation is the Plan sponsor. Participating employers in the Plan include the Corporation and certain of the Corporation’s principal subsidiaries.

General

The Plan is a defined contribution plan for employees of the Corporation and participating subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). All employees covered by the Plan are eligible to make pre-tax contributions as soon as administratively practical after employment commences. After-tax contributions are not permitted.

All employees covered by the Plan are eligible to receive company matching contributions after completing 12 months of service. Any pre-tax contributions made prior to completing 12 months of service are not eligible for the company matching contribution.

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

Investment Alternatives

The Plan provides participants with 19 investment alternatives. These investment alternatives are the Stable Capital Fund, the Bank of America Corporation Common Stock Fund, which invests primarily in the Corporation’s common stock, and 17 investment alternatives that invest, respectively, in the following mutual funds: the Columbia Large Cap Value Fund, the Columbia Core Bond Fund, the Columbia Large Cap Index Fund, Columbia Multi-Advisor International Equity Fund, the Columbia Marsico Focused Equities Fund, the Columbia Small Cap Index Fund, the Columbia Mid Cap Index Fund, the Columbia LifeGoal® Income & Growth Portfolio, the Columbia LifeGoal® Balanced Growth Portfolio, the Columbia LifeGoal® Growth Portfolio, the Batterymarch U.S. Small Cap Equity Portfolio, the Western Asset Core

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of the Plan (Continued)

Bond Portfolio, the Vanguard® Total Stock Market Index Fund, the Dodge & Cox Stock Fund, the Growth Fund of America®, the Fidelity Diversified International Fund and the Fidelity Real Estate Investment Portfolio. The Vanguard® Total Stock Market Index Fund was exchanged for the Vanguard® Institutional Total Stock Market Index Fund Institutional Plus effective June 22, 2007.

Participants may elect to modify existing investment allocations on a periodic basis subject to the provisions of the Plan.

The Plan also includes a Segregated Fund that is not available for additional participant investments. The Segregated Fund consists of the segregated investments and accounts of certain participants of the former NationsBank Texas Plan.

Plan Trustee

Bank of America, N.A. is the Plan Trustee.

Contributions

The Plan provides for participant pre-tax contributions through salary deductions ranging from 1% to 30% of base pay, overtime pay, shift differential pay, vacation and holiday pay, short-term disability benefits, and commissions, bonuses or other incentive pay designated by the Committee. In accordance with federal law, annual pre-tax contributions for 2007 and 2006 were limited to $15,500 and $15,000, respectively, for participants who are below age 50. Additional contributions of $5,000 in 2007 and 2006 were permitted for participants over age 50. Participants are permitted to change their contribution rate in multiples of 1% on a daily basis.

Company matching contributions are calculated and allocated to the participant’s account on a pay period basis. The company matching contribution is equal to the first 5% of plan-eligible compensation contributed by the participant for the pay period. Company matching contributions are made in cash and are directed to the same investment choices as the pre-tax contributions. An end of year “true-up” matching contribution is also provided.

Employer contributions include forfeitures and additional contributions made in the form of cash. After consideration of forfeitures, the actual cash remitted by the Corporation was $297,882,851 and $256,073,608 for 2007 and 2006, respectively.

Payment of Benefits

While still in service, participants may generally withdraw employee and employer vested contributions as follows:

(1)	Employee contributions may be withdrawn in the case of financial hardship within the meaning of Section 401(k) of the Internal Revenue Code (IRC), disability or after age 59 1/2;

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of the Plan (Continued)

(2)	Company matching contributions for 2005 and later Plan years may be withdrawn in the case of disability or after age 59 1/2; and

(3)	Company matching contributions for pre-2005 Plan years may be withdrawn in the case of financial hardship (as referenced above), disability, after 5 years of Plan participation, or after age 59 1/2.

Following a participant’s death, disability, retirement or other separation from service, all vested amounts held in the Plan for a participant’s benefit are payable in a single lump sum. The form of payment is cash, except to the extent that the participant elects to have the portion of his/her account invested in the Bank of America Corporation Common Stock Fund (and while maintained any other Plan investment fund primarily invested in Bank of America Corporation Common Stock) distributed in shares of Bank of America Corporation Common Stock. Participants may elect to roll over a portion or all of their vested Plan balance to increase their monthly annuity payment under The Bank of America Pension Plan (the Pension Plan) if their vested balances in both the Pension Plan and this Plan exceed $5,000. The Pension Plan is a defined benefit cash balance plan providing retirement benefits to eligible employees. The Plan provides other payment methods for certain participants in predecessor plans merged with the Plan.

Vesting of Benefits

Each participant is 100% vested in the participant’s pre-tax and rollover contributions to the Plan and company matching contributions as well as earnings thereon.

Participant Accounts

Each participant’s account is credited with the allocation of their pre-tax and matching contributions each pay period. Earnings for all funds are allocated to a participant’s account on a daily basis, based on the participant’s account balance in relation to the total fund balance. Participants may elect to have the dividends earned on the Corporation’s stock allocated to their accounts, paid directly in cash or reinvested in the Plan. Loan interest is credited to the investment funds of the participant making the payment.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of the Plan (Continued)

Loans to Participants

Participants with vested account balances of at least $2,000 may borrow from their vested account balance. The minimum loan amount is $1,000. The maximum loan amount is $50,000. The maximum loan amount is reduced by (i) the outstanding balance of any other loan from the Plan or the Bank of America Pension Plan or (ii) if greater, the highest outstanding balance of any other loan from the Plan or the Bank of America Pension Plan any time during the one year period ending immediately before the date of the loan. The maximum loan amount may also not exceed 50% of the participant’s vested account balance, reduced by the outstanding balance of any other loan from the Plan or the Bank of America Pension Plan.

Participants may apply for a general purpose loan or a primary residence loan. At any time participants may have only one general purpose loan and one primary residence loan outstanding from the Plan.

Each loan bears an interest rate equal to the prime rate plus 1% and is fixed for the life of the loan. Interest rates ranged from 5.0% to 11.5% and 4.0% to 11.5% for loans held by the Plan during 2007 and 2006, respectively.

Loan repayments are made from payroll deductions and are invested in accordance with the participant’s current investment direction for future contributions. The repayment period for general purpose loans is 12 to 57 months. In the case of a primary residence loan, the repayment period can be up to 180 months.

Mergers and Acquisitions

Effective September 10, 2007, HealthLogic Systems Corporation 401(k) Plan merged into the Plan. Assets transferred into the Plan associated with this merger were $1,394,719.

On July 1, 2007, the Company acquired all outstanding shares of U.S. Trust Corporation. Legacy U.S. Trust employees’ made voluntary rollover contributions totaling $50,021,855 to the Plan.

2.	Summary of Significant Accounting Policies

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

2.	Summary of Significant Accounting Policies (Continued)

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

Mutual funds are valued at the net asset value of the fund units owned.

Mortgage notes receivable, certificates of deposit, annuity contracts and cash equivalents are valued at face value which approximates fair value as determined in good faith by Bank of America, N.A., the Trustee, a wholly-owned indirect subsidiary of the Corporation.

Participant loans are valued at cost, which approximates market as determined in good faith by Bank of America, N.A., the Trustee.

Investment contracts are stated at fair market value and are adjusted to contract value (which represent contributions made under the contract, plus interest earned, less withdrawals and administrative expenses) on the Statement of Net Assets Available for Benefits (see Note 5: Investment Contracts). As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

All other investments are valued at fair value as of the end of the Plan year, based on quoted market prices. The fair market values of investments that do not have readily ascertainable market values have been estimated by the Bank of America, N.A., the Trustee.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

2.	Summary of Significant Accounting Policies (Continued)

Investment Transactions

Realized gains or losses on investment transactions are recorded as the difference between proceeds received and cost.

Cost is determined on the average cost basis, except for Bank of America Corporation Common Stock, which is determined based on the aggregate participant level average cost basis.

Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period.

Investment securities purchased and sold are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Expenses

Bank of America, N.A. Trustee direct expenses, some professional fees and certain administrative fees for associate communication and services, recordkeeping and benefit payment services are paid by the Plan. These expenses are borne by participants based on their investments in the Plan’s investment funds. Other administrative expenses and some professional fees are paid by the Corporation.

Investment Management

The Plan provides 19 investment alternatives to participants. Some of these investment alternatives are primarily invested in mutual funds from the Columbia Funds mutual fund families, which are administered and advised by certain affiliates of the Corporation. The affiliates are Marsico Capital Management, LLC (MCM), and Columbia Management Advisors (CMA), which are all part of the Columbia Management Group, the primary asset management division of the Corporation. The other investment alternatives are primarily invested in (i) mutual funds that are not administered or advised by affiliates of the Corporation, (ii) the Corporation’s common stock, or (iii) in the case of the Stable Capital Fund, a separately managed account that is managed by an unaffiliated investment advisor, Standish Mellon Asset Management Company, LLC. Effective December 14, 2007, MCM is no longer an affiliate.

Reclassifications

Certain amounts in the prior year financial statements and notes have been reclassified to conform to current year presentation.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

3.	Concentrations of Investment Risk

Included in the Supplemental Schedule of Assets, is a complete listing of the Plan’s investments at December 31, 2007. Investments at December 31, 2007 and 2006 that represent 5% or more of the Plan’s net assets available for benefits include the following:

	2007	2006
Bank of America Corporation Common Stock	$3,002,390,722	$4,133,569,603
Columbia Large Cap Index Fund	835,719,455	826,433,219
Fidelity Diversified International Fund	528,585,890	*
Dodge & Cox Stock Fund	495,487,998	*

*	Investment was below 5% of the Plan’s net assets at year end.

4.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

5.	Investment Contracts

The terms of the majority of the contracts are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment. The average yield and crediting interest rates for such investments were 4.79% and 4.93%, respectively for 2007 and 4.80% and 4.89%, respectively, for 2006. The average yield credited to participants was 4.76% for both 2007 and 2006. The fair market values of these investment contracts reported in aggregate for the Stable Capital Fund were $1,418,908,010 and $1,269,953,003 as of December 31, 2007 and 2006, respectively.

The Stable Capital Fund contains Traditional, Separate Account Fixed Maturity Synthetic, and Constant Duration Synthetic Guaranteed Investment Contracts. These are described in the next page.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

5.	Investment Contracts (Continued)

Guaranteed Investment Contracts

Traditional Guaranteed Investment Contracts (GICs) are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The credited rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Fair values of GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates.

Fixed Maturity Synthetic Guaranteed Investment Contracts

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, Fixed Maturity Synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Fair values of general fixed maturity synthetic GICs are calculated using the sum of all assets’ market values provided by FT Interactive, a third party vendor Standish Mellon has engaged to provide fixed income prices on a monthly basis.

Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund (or plan). The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

Fair values for variable synthetic GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable swap rates.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

5.	Investment Contracts (Continued)

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Fair values for constant duration synthetic GICs are calculated using the market values provided by the external investment managers Standish Mellon or its clients have engaged to provide investment services.

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, market value will likely be used in determining the payouts to the participants:

a)	Employer- initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the Fund;

b)	Employer communications designed to induce participants to transfer from the fund;

c)	Competing fund transfer or violation of equity wash or equivalent rules in place;

d)	Changes of qualification status of employer or plan.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

All contracts are benefit responsive unless otherwise noted.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

5.	Investment Contracts (Continued)

	2007
	Major Credit Rating	Investment Contract at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value
Guaranteed Investment Contracts
Pacific Life Insurance Company	AA/Aa3	$24,213,181	$—	$3,186
Principal Life Insurance Company	AA/Aa2	10,744,987	—	1,215

Fixed Maturity Synthetic Guaranteed Investment Contracts
Rabobank	AAA/Aaa	91,577,366	(9,252)	(417,705)
Rabobank	AAA/Aaa	22,017,009	(2,436)	11,401
State Street Bank	AAA/Aaa	151,932,302	(14,955)	(1,223,863)
UBS AG	AAA/Aaa	194,168,977	(37,757)	1,542,834

Constant Duration Synthetic Guaranteed Investment Contracts
Rabobank	AA+/Aa1	105,423,705	(18,235)	1,450,732
Transamerica	AA+/Aa1	140,640,440	(23,080)	(423,457)
AIG Financial Products	AA+/Aa1	201,291,605	(103,370)	771,958
Royal Bank of Canada	AA+/Aa1	167,338,451	(55,054)	(16,054)
Natixis Financial Products, Inc.	AA+/Aa1	198,630,919	(101,639)	49,554

Cash Equivalent
Natixis Financial Products, Inc.	AAA/Aaa	10,276,989	—	(182,265)

Total Investment Contracts		1,318,255,931	(365,778)	1,567,536

Money Market Fund and Interest Bearing Cash
Columbus Cash Reserve, Capital Class		75,941,250	—	—

Common and Collective Investment Trusts
Goode Stable Value Trust Fund	AA/Aa2	25,076,607	—	25,925

Total		$1,419,273,788	$(365,778)	$1,593,461

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

5.	Investment Contracts (Continued)

	2006
	Major Credit Rating	Investment Contract at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value
Guaranteed Investment Contracts
Canada Life	AA/Aa3	$10,016,785	$—	$—
Canada Life	AA/Aa3	7,182,994	—	—
Canada Life	AA/Aa3	6,749,899	—	—
Hartford Life Insurance Company	AA-/Aa3	6,005,114	—	—
Pacific Life Insurance Company	AA/Aa3	22,922,731	—	339,869
Principal Life Insurance Company	AA/Aa2	23,172,235	—	121,613
Pruco Life	AAA/Aaa	9,625,412	—	—
Pruco Life	AAA/Aaa	9,987,827	—	—
Genworth Life	AA-/Aa3	4,499,455	—	500

Fixed Maturity Synthetic Guaranteed Investment Contracts
Rabobank	AAA/Aaa	90,776,853	(13,118)	1,013,975
State Street Bank	AAA/Aaa	44,668,338	(6,695)	(190,141)
Rabobank	AAA/Aaa	21,715,405	(3,220)	281,145
UBS AG	AAA/Aaa	186,502,975	(59,180)	4,748,559

Constant Duration Synthetic Guaranteed Investment Contracts
IXIS Financial Products, Inc.	AA+/Aa1	178,887,832	(86,905)	251,383
Rabobank	AA+/Aa1	90,177,535	(14,914)	1,999,930
Transamerica	AA+/Aa1	132,588,012	(21,896)	780,356
AIG Financial Products	AA+/Aa1	190,919,404	(91,505)	1,218,043
Royal Bank of Canada	AA+/Aa1	157,719,766	(52,272)	1,558,797

Cash Equivalent
IXIS Financial Products, Inc.	AAA/Aaa	10,087,669	—	11,797

Total Investment Contracts		1,204,206,241	(349,705)	12,135,826

Money Market Fund and Interest Bearing Cash
Columbus Cash Reserve, Capital Class		42,321,515	—	—

Common and Collective Investment Trusts
Goode Stable Value Trust Fund	AA/Aa2	23,774,952	—	152,574

Total		$1,270,302,708	$(349,705)	$12,288,400

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

5.	Investment Contracts (Continued)

Reconciliation of adjustment from fair value to contract value:

	2007	2006
Beginning balance	$12,288,400	$9,129,274
(Decrease) increase of fair value to contract value	(10,694,939)	3,159,126

Ending balance	$1,593,461	$12,288,400

6.	Net (Depreciation) Appreciation in Fair Value of Investments

For the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in fair value by $(999,281,545) and $916,117,512 respectively, as follows:

	2007	2006
U.S. government and government agency obligations	$56,707	$(15,955)
Corporate debt	(24,758)	37,029
Asset-backed securities	744	(6,439)
Mutual funds	(107,853,212)	336,108,104
Common and collective trusts	1,223,928	1,116,456
Common and preferred stocks	(892,667,777)	578,858,303
Other investments	(17,177)	20,014

Net (depreciation) appreciation in fair value of investments	$(999,281,545)	$916,117,512

7.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested and nonforfeitable.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

8.	Related Party Transactions

The Plan holds investments in various funds that are part of the Columbia Funds mutual fund family.

MCM (up until December 14, 2007) and CMA are non-bank affiliates of the Corporation and provide advisory services to Columbia Funds. As advisors to and administrators of the funds, affiliates receive fees directly from the funds for providing services to the funds, including investment management services. Columbia Fund Distributors, Inc. administers and distributes Columbia Funds.

Investment units and shares of Columbia Funds are purchased at net asset value. At December 31, 2007 and 2006, the Plan held investments in the Columbia Fund Family of $3,238,590,247 and 2,922,317,644, respectively.

	2007	2006
Columbia Fund – Money Market
Columbia Cash Reserves, Capital Class	$130,379,602	$98,297,792
Columbia Cash Reserves, Trust Class	4,182,146	4,596,096

	134,561,748	102,893,888

Columbia Fund – Fixed Income
Columbia Total Return Bond Fund	261,327	271,239
Columbia Short-Term Bond Fund	542,541	551,657
Columbia Core Bond Fund	153,426,397	130,904,548
Columbia Federal Securities Fund	217,921	216,146
Columbia Strategic Income Fund	14,298	14,370

	154,462,484	131,957,960

Columbia Fund – Equity
Columbia Mid Cap Index Fund	458,453,898	415,960,050
Columbia Multi-Advisor International Equity Fund	287,693,964	220,958,421
Columbia Large Cap Index Fund	835,719,455	826,433,219
Columbia Small Cap Index Fund	294,133,211	293,665,652
Columbia Large Cap Value Fund	237,900,770	232,582,995
Columbia Marsico Focused Equities Fund	254,865,949	202,251,812
Columbia Marsico Growth Fund	6,050	736,091
Columbia Mid Cap Growth Fund	6,222	16,948
Columbia Convertible Securities Fund	16,306	48,741
Columbia LifeGoal Balanced Growth Portfolio	281,955,877	249,884,974
Columbia LifeGoal Growth Portfolio	235,209,039	192,859,156
Columbia LifeGoal Income and Growth Portfolio	63,605,274	52,067,737

	2,949,566,015	2,687,465,796

Total Columbia Fund Family	$3,238,590,247	$2,922,317,644

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

8.	Related Party Transactions (Continued)

Investment income earned from the Columbia Funds totaled $210,517,080 and $124,935,905 for the years ended December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, the Plan held investments in the Bank of America Corporation Common Stock valued at $3,002,390,722 and $4,133,569,603, respectively. The Plan earned dividends of $178,578,640 and $169,077,252 for the Bank of America Corporation Common Stock held during the years ended December 31, 2007 and 2006, respectively.

For the years ended December 31, 2007 and 2006, the Plan paid direct expenses to the Trustee totaling $190,374 and $187,018, respectively.

9.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31
	2007	2006
Net assets available for benefits per the financial statements	$9,546,637,800	$9,834,489,971
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,593,461)	(12,288,400)
Benefit obligations payable	(2,093,406)	(775,753)

Net assets available for benefits per Form 5500	$9,542,950,933	$9,821,425,818

The following is a reconciliation of investment (loss) income per the financial statements to the Form 5500:

	Year Ended December 31
	2007	2006
Total investment (loss) income per the financial statements	$(396,827,234)	$1,357,386,009
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,593,461)	(12,288,400)

Total investment (loss) income per Form 5500	$(398,420,695)	$1,345,097,609

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

9.	Reconciliation to Form 5500 (Continued)

The following is a reconciliation of benefits paid to plan participants per the financial statements to Form 5500:

	Year Ended December 31
	2007	2006
Benefits paid to plan participants per the financial statements	$858,142,782	$766,932,280
Add: Benefit obligations payable at end of year	2,093,406	775,753
Less: Benefit obligations payable at beginning of year	(775,753)	—

Benefits paid to plan participants per Form 5500	$859,460,435	$767,708,033

Benefit obligations payable and related benefits paid are recorded on Form 5500 for those claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, such amounts are not recorded until paid.

10.	Federal Income Tax Status

On March 5, 1998, the Plan Sponsor was informed by a letter from the Internal Revenue Service (IRS) that the Plan was designed in accordance with applicable sections of the IRC. Subsequent to this issuance of the determination letter, the Plan was amended. The Plan Sponsor has requested an updated determination letter.

The IRS is conducting an audit of the 1998 and 1999 tax returns of The Bank of America Pension Plan and the Plan. This audit includes a review of voluntary transfers by participants of Plan assets to The Bank of America Pension Plan and whether such transfers were in accordance with applicable law. The Corporation has received Technical Advice Memoranda from the National Office of the IRS that (i) concluded that the voluntary transfers violated the anti-cutback rule of Section 411(d)(6) of the IRC and (ii) denied the Corporation’s request that the conclusion reached be applied prospectively only. The Corporation continues to participate in administrative proceedings with the IRS regarding issues raised in the audit.

Subject to resolution of the administrative proceeding noted above, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

10.	Federal Income Tax Status (Continued)

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the trustee, until the participating employee’s account is distributed.

11.	Litigation

The Plan is the subject of litigation involving the voluntary transfers from the Plan to The Bank of America Pension Plan referenced in Note 10 above. The outcome of this litigation cannot be predicted at this time.

The Plan is the subject of litigation involving alleged market timing arrangements in certain Nations Funds mutual funds in which the Plan was invested. In December 2006 the Corporation and other named defendants in the litigation entered into a settlement that among other things, is contingent upon a minimum threshold amount being received by the Nations Funds shareholders and/or the Nations Funds mutual funds from a previously established regulatory settlement fund. The settlement is subject to court approval.

The Plan is the subject of litigation alleging certain ERISA violations related to fees and expenses related to (i) investments by the Plan, the Bank of America Pension Plan, and their respective predecessor plans in investment funds offered or managed by Corporation subsidiaries or affiliates and (ii) the use of Corporation subsidiaries or affiliates in other matters of plan administration and investment.

12.	Subsequent Events

Beginning January 1, 2008, the following changes were made to the Plan’s investment alternatives. Ten LifePath target-date retirement funds, managed by Barclays Global Investors, were added as investment alternatives, and the Columbia LifeGoal® Income & Growth Portfolio, the Columbia LifeGoal® Balanced Growth Portfolio and the Columbia LifeGoal® Growth Portfolio were removed as investment alternatives.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2007

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			( e ) Current Value
	Money Market and Interest Bearing Cash

*	Columbia	Capital Class	130,379,602	units	$130,379,602
*	Columbia	Trust Class	4,182,146	units	4,182,146
	Bank of Desoto	Certificate of Deposit			190,000
	Bank of Texas	Certificate of Deposit			276,164
	Beal Bank	Certificate of Deposit			380,525
	Century Bank	Certificate of Deposit			50,000
	Comerica Bank	Certificate of Deposit			100,000
	Compass Bank	Certificate of Deposit			240,000
	Guaranty Federal Bank	Certificate of Deposit			199,000
	Hillcrest Bank	Certificate of Deposit			112,000
	National Bank of Kansas City	Certificate of Deposit			57,000
	National City Bank	Certificate of Deposit			50,000
	Park Cities Bank	Certificate of Deposit			90,000
	Texas State Bank	Certificate of Deposit			85,000
	Transportation Alliance Bank	Certificate of Deposit			98,000
	USAA Federal Savings	Certificate of Deposit			203,530

	Total Money Market and Interest Bearing Cash				136,692,967

	U.S. Government and Government Agency Obligations

	United States	Treasury Bill Dtd 07/19/07 Due 01/17/08	32,000	shares	31,965
	United States	Treasury Bill Dtd 08/16/07 Due 02/14/08	12,000	shares	11,958
	United States	Treasury Bill Dtd 10/25/07 Due 04/24/08	68,000	shares	67,322
	United States	Treasury Bond Dtd 02/15/91 7.875% Due 02/15/21	100,000	shares	$134,500

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2007

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			( e ) Current Value
	United States	Treasury Note Dtd 02/15/02 4.875% Due 02/15/12	100,000	shares	106,078
	United States	Treasury Note Dtd 02/17/04 4.000% Due 02/15/14	100,000	shares	102,164
	United States	Treasury Note Dtd 03/15/05 4.000% Due 03/15/10	100,000	shares	102,055
	United States	Treasury Note Dtd 08/15/03 3.250% Due 08/15/08	30,000	shares	29,986
	United States	Treasury Note Dtd 08/15/03 4.250% Due 08/15/13	100,000	shares	103,648
	United States	Treasury Note Dtd 08/15/05 4.250% Due 08/15/15	100,000	shares	102,641
	United States	Treasury Note Dtd 08/15/07 4.750% Due 08/15/17	100,000	shares	105,617
	United States	Treasury Note Dtd 11/15/02 4.000% Due 11/15/12	100,000	shares	102,695
	United States	Treasury Note Dtd 11/15/06 4.625% Due 11/15/16	100,000	shares	104,727
	United States	Treasury Note Dtd 11/17/03 3.375% Due 11/15/08	150,000	shares	149,988
	United States	Treasury Note Dtd 11/30/06 4.625% Due 11/30/08	120,000	shares	121,472

	Total U.S. Government and Government Agency Obligations				1,376,816

	Corporate Debt

	AT&T Broadband Corporation	Dtd 11/18/02 9.455% Due 11/15/22	24,000	shares	30,519
	Ford Motor Credit Corporation	Dtd 10/25/01 7.250% Due 10/25/11	50,000	shares	43,308
	General Electric Capital Corporation	Dtd 03/23/06 6.000% Due 03/15/32	100,000	shares	97,511
	General Electric Capital Corporation	Dtd 08/26/04 5.500% Due 08/15/23	100,000	shares	95,093
	General Motors Acceptance Corporation	Dtd 08/12/03 7.250% Due 08/15/18	100,000	shares	71,780
	Prudential Financial Inc	Dtd 05/06/04 5.750% Due 05/15/19	50,000	shares	48,821
	Weirton Stl Corporation	Dtd 07/03/96 11.375% Due 07/01/04 in Default	50,000	shares	5,000

	Total Corporate Debt				392,032

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2007

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			( e ) Current Value
	Asset-Backed Securities
*	ABN Amro Mortgage Corporation	Dtd 09/01/03 6.000% Due 10/25/33	79,000	shares	$75,225
	Federal Home Loan Mortage Corporation	Dtd 10/01/04 6.000% Due 07/15/34	10,000	shares	9,611
	Federal National Mortgage Association	Dtd 10/01/01 6.000% Due 11/25/31	10,000	shares	10,220
	Federal National Mortgage Association	Dtd 11/01/01 6.000% Due 12/25/31	20,000	shares	20,508
	GNMA	Pool #030048 Dtd 03/01/79 9.000% Due 02/15/09	315	shares	324
	GNMA	Pool #033190 Dtd 09/01/79 9.500% Due 09/15/09	973	shares	1,006
	GNMA	Pool #105474 Dtd 11/01/83 12.500% Due 10/15/13	314	shares	360
	GNMA	Pool #124950 Dtd 05/01/85 9.000% Due 05/15/15	1,812	shares	1,945
	GNMA	Pool #141703 Dtd 10/01/85 11.500% Due 10/15/15	220	shares	256
	GNMA	Pool #158422 Dtd 05/01/86 9.500% Due 05/15/16	724	shares	787
	GNMA	Pool #158990 Dtd 07/01/86 9.000% Due 07/15/16	385	shares	414
	GNMA	Pool #166126 Dtd 07/01/86 9.500% Due 07/15/16	451	shares	491
	GNMA	Pool #180576 Dtd 03/01/87 8.000% Due 03/15/17	877	shares	941
	GNMA	Pool #194375 Dtd 03/01/87 9.000% Due 02/15/17	355	shares	383
	GNMA	Pool #197040 Dtd 03/01/87 8.000% Due 03/15/17	1,801	shares	1,932
	GNMA	Pool #266976 Dtd 12/01/88 10.000% Due 12/15/18	636	shares	734
	GNMA	Pool #320835 Dtd 04/01/92 7.500% Due 04/15/22	1,036	shares	1,102
	GNMA	Pool #322807 Dtd 02/01/92 8.000% Due 02/15/22	654	shares	705
	GNMA	Pool #330133 Dtd 08/01/92 7.500% Due 08/15/22	3,345	shares	3,565
	GNMA	Pool #341342 Dtd 12/01/92 8.000% Due 12/15/22	2,423	shares	2,613
	GNMA	Pool #342553 Dtd 03/01/93 7.500% Due 03/15/23	383	shares	409
	GNMA	Pool #411479 Dtd 11/01/95 7.500% Due 11/15/25	2,119	shares	2,263
	GNMA	Pool #471439 Dtd 10/01/01 6.500% Due 10/15/31	1,509	shares	1,565
	GNMA	Pool #559513 Dtd 04/01/01 6.500% Due 04/15/31	3,231	shares	3,350
	GNMA	Pool #595192 Dtd 11/01/02 5.000% Due 11/15/32	34,660	shares	$34,176
	GNMA	Pool #604337 Dtd 05/01/03 5.500% Due 05/15/33	25,576	shares	25,776
	GNMA	Pool #604740 Dtd 11/01/03 5.000% Due 11/15/33	21,772	shares	21,460

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participated-directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2007

( a )	( b) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			( e ) Current Value
	GNMA	Pool #604897 Dtd 12/01/03 5.000% Due 12/15/33	22,644	shares	22,320
	GNMA	Pool #605098 Dtd 03/01/04 5.000% Due 03/15/34	62,637	shares	61,742
	GNMA	Pool #614160 Dtd 06/01/03 5.500% Due 06/15/33	13,049	shares	13,151
	GNMA	Pool #627930 Dtd 02/01/04 5.500% Due 02/15/34	19,084	shares	19,229
	GNMA	Pool #641277 Dtd 04/01/05 5.000% Due 04/15/35	32,441	shares	31,976
	Master Asset Securitization Trust	Dtd 04/01/03 5.500% Due 05/25/33	25,000	shares	22,848

	Total Asset-Backed Securities				393,387

	Mutual Funds
	Alliance Bernstein	Intermediate Bond Fund	11,310	units	116,716
	American Century	Select Fund	1,842	units	76,112
	American Funds	Growth Fund of America	9,014,182	units	306,482,199
*	Columbia	Core Bond Fund	14,570,408	units	153,426,397
*	Columbia	Multi-Advisor International Equity Fund	16,486,760	units	287,693,964
*	Columbia	Large Cap Value Fund	17,339,706	units	237,900,770
*	Columbia	Marsico Growth Fund	260	units	6,050
*	Columbia	Marsico Focused Equities Fund	10,166,173	units	254,865,949
*	Columbia	Large Cap Index Fund	29,457,859	units	835,719,455
*	Columbia	Short Term Bond Fund	55,024	units	542,541
*	Columbia	Total Return Bond Fund	27,222	units	261,327
*	Columbia	Convertible Securities Fund	1,046	units	16,306
*	Columbia	Lifegoal Balanced Growth Portfolio	22,979,289	units	$281,955,877
*	Columbia	Lifegoal Income & Growth Portfolio	5,883,929	units	63,605,274
*	Columbia	Lifegoal Growth Portfolio	15,649,304	units	235,209,039
*	Columbia	Mid Cap Index Fund	38,951,053	units	458,453,898

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2007

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			( e ) Current Value
*	Columbia	Small Cap Index Fund	15,263,789	units	294,133,211
*	Columbia	Strategic Income Fund	2,419	units	14,298
*	Columbia	Federal Securities Fund	20,695	units	217,921
*	Columbia	Mid Cap Growth Fund	236	units	6,222
	DWS	Short Duration Plus Fund	4,885	units	48,259
	Dodge & Cox	Stock Fund	3,583,741	units	495,487,998
*	Fidelity	Diversified International Fund	13,247,767	units	528,585,890
*	Fidelity	Commonwealth Trust	1,501	units	29,885
*	Fidelity	Disciplined Equity Fund	2,492	units	73,561
*	Fidelity	Asset Manager	12,356	units	191,648
*	Fidelity	Real Estate Investment Portfolio	5,064,225	units	131,568,569
*	Fidelity	Financial Trust	2,905	units	66,748
*	Fidelity	Ginnie Mae Portfolio	18,904	units	206,616
	Legg Mason	Batterymarch US Small Cap Fund	4,458,325	units	42,799,917
	MFS	Charter Income Trust	1,755	units	14,408
	MTB	Group International Equity Fund	679	units	8,697
	Matthews	International Fund	200	units	5,572
	Matthews	Asia-Pacific Fund	300	units	5,187
	Nicholas	Nicholas Fund	3,259	units	160,986
	Pengrowth	Energy Trust	2,000	units	35,540
	Van Kampen	US Mortgage Fund	5,477	units	72,620
	Vanguard	Energy Fund	562	units	46,274
	Vanguard	Wellington Fund	19,288	units	$629,183
	Vanguard	Wellesley Income Fund	1,484	units	32,390
	Vanguard	Selected Value Fund	17,583	units	335,653
	Vanguard	Mid-Cap Growth Fund	18,222	units	336,386
	Vanguard	Windsor Fund	8,440	units	132,586

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2007

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			( e ) Current Value
	Vanguard	Windsor II Fund	8,864	units	277,090
	Vanguard	Cap Value Fund	38,516	units	390,933
	Vanguard	GNMA Fund	60,261	units	624,901
	Vanguard	Intermediate Term Treasury Fund	7,724	units	87,353
	Vanguard	Institutional Total Stock Market Index Fund - Institutional Plus	6,843,942	units	218,253,324
	Vanguard	Emerging Markets Stock Fund	13,882	units	459,772
	Vanguard	500 Index Fund	893	units	120,677
	Vanguard	Total Stock Market Index Fund - Investor	367	units	12,967
	Western Asset	Core Bond Portfolio	9,275,291	units	101,193,429
	Western Asset	High Income Fund	1,520	units	9,120
	Zweig	Total Return Fund	10,075	units	45,539

	Total Mutual Funds				4,933,053,204

	Common and Collective Trusts

	Goode	Stable Value Trust	1,691,032	units	25,076,607

	Total Common and Collective Trusts				25,076,607

	Common and Preferred Stocks
	Abbott Labs	Common Stock	800	shares	$44,920
	Amerco	Preferred Stock	400	shares	9,600
	Ameren Corporation.	Common Stock	400	shares	21,684
	American Electric Power, Inc.	Common Stock	400	shares	18,624

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2007

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			( e ) Current Value
	Aquila Inc.	Common Stock	750	shares	2,798
	AT&T Inc.	Common Stock	2,677	shares	111,256
	Automatic Data Processing, Inc.	Common Stock	400	shares	17,812
	Baker Hughes Inc.	Common Stock	100	shares	8,110
*	Bank of America Corporation	Common Stock	72,767,589	shares	3,002,390,722
	BP PLC	Common Stock	4,286	shares	313,607
	Chevron Corporation	Common Stock	300	shares	27,999
	Chiquita Brands International Inc.	Common Stock	1,000	shares	18,390
	Citigroup Inc.	Common Stock	6,500	shares	191,360
	Comcast Corporation	Common Stock	145	shares	2,648
	Conagra Foods Inc.	Common Stock	500	shares	11,895
	ConocoPhillips	Common Stock	988	shares	87,240
	Conseco Inc.	Common Stock	15	shares	188
	Corts Trust	Preferred Stock	800	shares	19,672
	Countrywide	Preferred Stock	800	shares	9,160
	Covad Communications Group Inc.	Common Stock	500	shares	430
	Diamond Offshore Drilling Inc.	Common Stock	300	shares	42,600
	Dominion Res Inc.	Common Stock	800	shares	37,960
	Duke Energy Corporation	Common Stock	500	shares	10,085
	Encana Corporation	Common Stock	300	shares	20,388
	Exxon Mobil Corporation	Common Stock	3,600	shares	337,284
	FPL Group Inc.	Common Stock	2,700	shares	183,006
	General Electric Co	Common Stock	1,500	shares	$55,605
	Great Atlantic & Pac Tea Inc.	Preferred Stock	800	shares	20,344
	Headwaters Inc.	Common Stock	400	shares	4,696
	Hospira Inc.	Common Stock	80	shares	3,411
	International Business Machines	Common Stock	800	shares	86,480
	Johnson & Johnson	Common Stock	2,200	shares	146,740

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2007

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			( e ) Current Value
	Merck & Co Inc.	Common Stock	800	shares		46,488
	Nokia Corporation	Common Stock	200	shares		7,678
	Novartis AG	Common Stock	200	shares		10,862
	Pfizer Inc.	Common Stock	6,000	shares		136,380
	PPLUS Trust	Preferred Stock	1,000	shares		22,870
	Primus Guaranty Ltd.	Preferred Stock	1,000	shares		15,250
	Procter & Gamble Co.	Common Stock	397	shares		29,148
	Royal Dutch Shell Petroleum Company	Common Stock	1,000	shares		84,200
	Scana Corporation	Common Stock	631	shares		26,597
	Schering Plough Corporation	Common Stock	800	shares		21,312
	Ship Financial International Ltd.	Common Stock	2,000	shares		55,420
	Southern Co.	Common Stock	200	shares		7,750
	Spectra Energy Corporation	Common Stock	100	shares		2,582
	Telephone & Data Systems Inc.	Preferred Stock	1,600	shares		30,720
	Travelers	Common Stock	342	shares		18,400
	United States Cellular Corporation	Preferred Stock	800	shares		19,952
	Wal-Mart Stores Inc.	Common Stock	4,000	shares		190,120
	Wyeth	Common Stock	1,600	shares		70,704
	Xcel Energy Inc.	Common Stock	1,872	shares		42,251

	Total Common and Preferred Stocks					3,005,095,398

	Investment Contracts
	AIG Financial Products	Guaranteed Investment Contract # 443770; 5.140%			$201,291,605
	AIG Financial Products	Wrapper Contract			(103,370)

	Total AIG Financial Products					$201,188,235
	Natixis Financial Products, Inc.	Guaranteed Investment Contract # WR 1046-01; 5.240%			198,630,919
	Natixis Financial Products, Inc.	Wrapper Contract			(101,639)

	Total Natixis Financial Products Inc.					198,529,280

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2007

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	( e ) Current Value
	Natixis Financial Products, Inc.	Guaranteed Investment Contract # 546-25; 4.760%		10,276,989
	Pacific Life Insurance Company	Guaranteed Investment Contract # G 26772.01; 4.100%		24,213,181
	Principal Life Insurance Company	Guaranteed Investment Contract # GA 4-50332-1; 3.940%		10,744,987
	Rabobank	Guaranteed Investment Contract # BOA 070201; 4.810%	105,423,705
	Rabobank	Wrapper Contract	(18,235)

	Total Rabobank			105,405,470
	Rabobank	Guaranteed Investment Contract # BOA 040301; 4.860%	91,577,366
	Rabobank	Wrapper Contract	(9,252)

	Total Rabobank			91,568,114
	Rabobank	Guaranteed Investment Contract # BOA 040302; 4.770%	22,017,009
	Rabobank	Wrapper Contract	(2,436)

	Total Rabobank			22,014,573
	Royal Bank of Canada	Guaranteed Investment Contract # NYSM-03BAC-0504; 5.080%	167,338,451
	Royal Bank of Canada	Wrapper Contract	(55,054)

	Total Royal Bank of Canada			167,283,397
	State Street Bank	Guaranteed Investment Contract # 106009; 5.330%	151,932,302
	State Street Bank	Wrapper Contract	(14,955)

	Total State Street Bank			151,917,347
	Transamerica	Guaranteed Investment Contract # TDA76933TR; 5.160%	$140,640,440
	Transamerica	Wrapper Contract	(23,080)

	Total Transamerica			$140,617,360
	UBS AG	Guaranteed Investment Contract # 2670; 4.110%	194,168,977
	UBS AG	Wrapper Contract	(37,757)

	Total UBS AG			194,131,220

	Total Investment Contracts			1,317,890,153

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2007

( a )	( b ) Identity of Issue, Borrower, Lessor, or Similar Party	( c ) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	( e ) Current Value
	Other Investments

	Participant Loans	Interest rates ranging from 5.00% to 11.50%	105,581,904
	Conseco Inc.	Warrant	2
	Entertainment Properties Trust	Real Estate Investment Trust	12,480
	Hospitality Properties Trust	Real Estate Investment Trust	7,200
	Public Storage Inc.	Real Estate Investment Trust	16,840
	Public Storage Inc.	Real Estate Investment Trust	33,664
	Suburban Propane Partners LP	Limited Partnership	4,050

	Total Other Investments		105,656,140

	Total		$9,525,626,704

*	Investments with parties-in-interest as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

Exhibit Index

Exhibit No.
23.1	Consent of Morris, Davis & Chan LLP, Independent Registered Public Accounting Firm.